UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

COMPAÑÍA CERVECERÍAS UNIDAS S.A.

Securities’ Registry No. 0007 dated May 5, 1982

NOTICE OF EARLY TOTAL PREPAYMENT OF SERIES H BONDS

(Dematerialized and bearer bonds Series H issued under the bond line registered under No. 573 of the Securities’ Registry of the Comisión para el Mercado Financiero ("CMF") of 2009)

We inform to bondholders of dematerialized and bearer Series H bonds (the "Series H Bonds") of COMPAÑÍA CERVECERÍAS UNIDAS S.A. RUT 90.413.000-1 (the "Issuer"), issued and placed under the bond issuance agreement for debt securities recorded in the public deed dated January 23, 2009, executed at the Santiago Notary Office of Mr. Juan Ricardo San Martín Urrejola, register No. 1,677-2009 and its subsequent amendments and complements, bond line that was registered in the Securities Registry of the CMF under No. 573 dated March 23, 2009 (the "30 Year Line Issue Agreement"); and pursuant to the complementary deed dated March 23, 2009, executed in the Santiago Notary Office of Mr. Juan Ricardo San Martín Urrejola, register No. 7. 091-2009, and authorized by the Superintendence of Securities and Insurance (now the CMF) through Ordinary Official Letter No. 7,913 dated March 27, 2009 (the "Series H Supplemental Deed"), the following:

On September 15, 2023, the Issuer will prepay all of the Series H Bonds issued and outstanding, amounting to 2,000 bonds, as evidenced by a public deed of subscription of bonds dated April 6, 2009, executed at the Santiago Notary Office of Mr. Juan Ricardo San Martín Urrejola, register No. 8,753-2009, all in accordance with the provisions of No. 9 of Clause Four of the Series H Complementary Deed, No. 12 of Clause Four and other applicable provisions of the 30-year Line Issue Agreement, the General Rule No. 30 of the CMF, and the Chilean Securities Market Law.

The Series H Bonds will be prepaid at the value of the Unidad de Fomento on the day of early prepayment, and will be prepaid at the greater value between: /i/ the equivalent of the unpaid principal balance, and /ii/ the present value of the remaining interest and principal flows as established in the Amortization Schedule of the bond, discounted at the Prepayment Rate, all calculated in accordance with No. 12 of Clause Four of the 30-year Line of Credit Agreement and No. 9 of Clause Four of the Series H Supplemental Deed. Interest and readjustments of the Series H Bonds will cease and become payable on September 15, 2023.

The Prepayment Rate will be communicated to Banco Santander-Chile, in its capacity as representative of the bondholders, on the fifth business day prior to the redemption date.

The Paying Bank will act as legitimate holder of the dematerialized bonds, whoever has such quality by virtue of the certification that for such purpose will be made by the Depósito Central de Valores S.A., Depósito de Valores ("DCV") on the prepayment date, in accordance with Law No. 18,876 ("DCV Law"), the Regulations of the DCV Law and the Internal Regulations of the DCV, and in the case of materialized securities, if any, whoever exhibits them together with the delivery of the respective coupons for the collection of the latter.

Payment will be made through Banco Santander-Chile as Paying Bank, by order and on behalf of the Issuer, at its offices located at Bandera No. 140, 12th floor, Santiago, during normal banking hours, or by electronic funds transfer to the current accounts informed by the Series H Bondholders to the DCV.

Bondholders may appear in person or duly represented by third parties with sufficient authority to do so, with power of attorney granted by public deed or by private permit authorized before a Public Notary.

Santiago, August 12th, 2023

CHIEF EXECUTIVE OFFICER

Compañía Cervecerías Unidas S.A.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: August 14, 2023